SEC
Mail Processing
Section

NOV 18 2011

Washington, DC
105

SECI 11023379 SSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden Hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47248

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/10 (MM/DD/YYY) AND ENDING 09/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MONUMENT GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 BOYLSTON STREET
(No. and Street)

BOSTON	MA	02116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL MILLER 617-423-4700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.
(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE SUITE 220	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

FOR OFFICAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

Ch.s
11/18/2011

OATH OR AFFIRMATION

I, MICHAEL MILLER ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MONUMENT GROUP, INC. , as of SEPTEMBER 30 , 20 11 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:

____

____

____

Michael C. Miller

Signature

PRESIDENT

Title

Nadine L. Rodney Conway

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MONUMENT GROUP, INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2011

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report

To the Board of Directors of
Monument Group, Inc.

We have audited the accompanying statement of financial condition of Monument Group, Inc. as of September 30, 2011, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Monument Group, Inc. as of September 30, 2011, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles, generally accepted in the United States of America.

Larry Liberfarb, PC

Norwood, Massachusetts
October 24, 2011

MONUMENT GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2011

ASSETS

Cash	$	134,380
Placement and consulting fees receivable		77,273
Other assets		4,946
	$	216,599

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable, accrued expenses and other liabilities	$	41,858
Stockholders' equity:		
Common stock, authorized 7,500 shares		
7,500 shares issued and outstanding		75
Additional paid-in capital		98,423
Retained earnings		76,243
Total stockholders' equity		174,741
	$	216,599

The accompanying notes are an integral part of these financial statements.

MONUMENT GROUP, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED SEPTEMBER 30, 2011

Revenues:	
Private placement fees	$ 13,209,372
Investment income	4,302
	13,213,674
Expenses:	
Management fees	13,136,787
Other expenses	112,965
	13,249,752
Net loss	$ (36,078)

The accompanying notes are an integral part of these financial statements.

MONUMENT GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2011

	Common Stock	Additional Paid - In Capital	Retained Earnings	Total
Balance at October 1, 2010	$ 75	$ 14,962	$ 112,321	127,358
Net loss	-	-	(36,078)	(36,078)
Shareholder contributions	-	83,461	-	83,461
Balance at September 30, 2011	$ 75	$ 98,423	$ 76,243	$ 174,741

The accompanying notes are an integral part of these financial statements.

MONUMENT GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2011

Cash flows from operating activities:	
Net loss	$ (36,078)
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) Decrease in operating assets	
Placement and consulting fees receivable	(7,248)
Other assets	(148)
Increase (Decrease) in operating liabilities	
Accounts payable, accrued expenses and other liabilities	20,236
Total adjustments	12,840
Net cash from operating activities	(23,238)
Cash flows from investing activities	
None	-
Cash flows used for financing activities	
Shareholder contributions	83,461
Increase in cash	60,223
Cash at beginning of the period	74,157
Cash at end of the period	$ 134,380
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest	$ 0
Income taxes	$ 3,413

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

MONUMENT GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2011

NOTE 1 – ORGANIZATION AND NATURE OF THE BUSINESS

The Company began operations July 15, 1994. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is engaged principally in the placement of private securities with institutional investors.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Revenues:

Cash flows representing fees earned are received over future periods and are recorded at their net present value discounted at an estimated incremental borrowing rate at the time the sales transaction closes.

Income Taxes:

The Company and its stockholders have elected to be treated as an S Corporation under the provisions of the Internal Revenue Code. Accordingly, in lieu of federal and state corporate income taxes, the stockholders are taxed on their proportionate share of the Company's taxable income.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 – NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $91,489 which was $86,489 in excess of its required net capital of $5,000. The Company's net capital ratio was .46 to 1.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company utilizes office space, shares telephone service, and receives consulting services from a related company, Monument Group, LLC (M.G., LLC). The related party charged $13,136,787 for these services for the year ending September 30, 2011. At September 30, 2011 the Company owed $1,836 to the related party. Since the Company has common ownership with M.G., LLC, operating results could vary significantly from those that would be obtained if the entities were autonomous.

NOTE 5 – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

A qualifying asset or liabilities level within the framework is based upon the lowest level of any input that is significant to the fair value measurement. The Company's qualifying assets or liabilities are recorded at fair value using Level 1 inputs.

NOTE 6 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through October 24, 2011, the date on which the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.

MONUMENT GROUP, INC.

SUPPLEMENTARY SCHEDULES

SEPTEMBER 30, 2011

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

**Independent Auditor's Report on
Supplementary Information Required by Rule 17a-5 of the
Securities and Exchange Commission**

To the Board of Directors of
Monument Group, Inc.

We have audited the accompanying financial statements of Monument Group, Inc. as of and for the year ended September 30, 2011, and have issued our report thereon dated October 24, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Larry Liberfarb, PC

Norwood, Massachusetts
October 24, 2011

SCHEDULE I

MONUMENT GROUP, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

SEPTEMBER 30, 2011

AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$ 41,858	
NET CAPITAL:		
Common stock		$ 75
Additional paid-in capital		98,423
Retained earnings		76,243
		174,741
ADJUSTMENTS TO NET CAPITAL:		
Placement and consulting fees receivable		(77,273)
Other assets		(4,946)
Haircuts		(1,033)
Net capital, as defined		$ 91,489
NET CAPITAL REQUIREMENT		$ 5,000
NET CAPITAL IN EXCESS OF REQUIREMENT		$ 86,489
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.46 to 1

Reconciliation with Company's computation of net capital:

Net capital as reported in Company's Part IIA (unaudited) Focus Report	$ 91,489
Net audit adjustments	-
Decrease in non-allowables and haircuts	-
Net capital per above	$ 91,489

SCHEDULE II

MONUMENT GROUP, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

SEPTEMBER 30, 2011

Monument Group, Inc. is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report on Internal Control Required by Rule 17a-5

To the Board of Directors of
Monument Group, Inc.

In planning and performing our audit of the financial statements of Monument Group, Inc. (the Company), as of and for the year ended September 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures, as described in the second paragraph of the report, were adequate at September 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Larry D. Liberfarb, P.C.
Norwood, Massachusetts
October 24, 2011

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of
Monument Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ending September 30, 2011, which were agreed to by Monument Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Monument Group, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7), Monument Group, Inc.'s management is responsible for Monument Group, Inc.'s compliance with those requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared amounts reported on the audited Form X-17A-5 for the period October 1, 2010 to September 30, 2011, as applicable, with the amounts reported in Form SIPC-7 for the period ended September 30, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Larry D. Liberfarb, PC
Norwood, Massachusetts
October 24, 2011

MONUMENT GROUP, INC.

SCHEDULE OF ASSESSMENTS AND PAYMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2011

Payment Date	To Whom Paid	Amount
4/27/2011	SIPC, Washington DC	$ 1.70
10/20/2011	SIPC, Washington DC	$ 33,025.59

The accompanying notes are an integral part of these financial statements.